Mail Stop 3561

February 6, 2006

By Facsimile and U.S. Mail

Mr. Jan Gustavsson
General Counsel and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi Athens, Greece

      Re: Coca-Cola Hellenic Bottling Company S.A.
             Form 20-F for Fiscal Year Ended December 31, 2004
             Filed June 30, 2005
             File No. 001-31466

Dear Mr. Gustavsson:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Sincerely,

      Michael Moran
      Accounting Branch Chief